Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 26, 2017

Relating to Preliminary Prospectus Supplement dated September 26, 2017

Registration No. 333-203869

MAGELLAN MIDSTREAM PARTNERS, L.P.

$500,000,000 4.200% SENIOR NOTES DUE 2047

Issuer:	Magellan Midstream Partners, L.P.

Expected Ratings (Moody’s/S&P)*:	Baa1 / BBB+

Note Type:	Senior Unsecured Notes

Title of Securities:	4.200% Senior Notes due 2047

Pricing Date:	September 26, 2017

Settlement Date (T+5):	October 3, 2017

Interest Payment Dates:	April 3 and October 3, commencing April 3, 2018

Maturity Date:	October 3, 2047

Principal Amount:	$500,000,000

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Price/Yield:	104-21/ 2.769%

Spread to Benchmark Treasury:	+147 basis points

Yield to Maturity:	4.239%

Coupon:	4.200%

Public Offering Price:	99.341% of the Principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to April 3, 2047, at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if the notes matured on April 3, 2047, but for the redemption, (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, in either case, accrued and unpaid interest, if any, to the date of redemption.

Par Call:	On or after April 3, 2047, we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

CUSIP / ISIN:	559080AM8 / US559080AM85

Joint Book-Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Co-Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.